Exhibit 99.13

Midas Gold Corp. files Preliminary Base Shelf Prospectus

Shelf Prospectus increases flexibility and options for potential future financings

*** Not for distribution to United States newswire services or for dissemination in the United States***

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) today announced that it filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec.

The base shelf prospectus (the "Shelf Prospectus") has not yet become final for the purpose of the sale of any Securities. When final, the Shelf Prospectus would allow Midas Gold to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the "Securities") during the 25-month period that the Shelf Prospectus is effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement.

The Company is filing this Shelf Prospectus to maintain financial flexibility as it advances its flagship Stibnite Gold Project but has not whether or not to undertake an offering of Securities.

The Securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Securities in any State or jurisdiction in which such offer, solicitation or sale would be unlawful.

A copy of the preliminary short form base shelf prospectus is available on SEDAR (www.sedar.com).

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Caution Regarding Forward Looking Information

This news release contains forward-looking statements regarding potential financings pursuant to the Shelf Prospectus; the filing of one or more prospectus supplements; and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of any shelf prospectus filings and related offerings will be obtained in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing, on favourable terms, pursuant to the Shelf Prospectus and any prospectus supplements; and the additional risks described in the Shelf Prospectus and the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.